Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation
Lifecore Biomedical Operating Company, Inc.	Delaware
Lifecore Biomedical, LLC	Minnesota
Curation Foods, Inc.	Delaware
Greenline Logistics, Inc.	Ohio
Camden Fruit Corp	California